Exhibit 99.3
Innovid, Inc.
(the Company)
Consent to act as a director of the Company
To: The Company
I consent to act as a director of the Company subject to, and with the benefit of the provisions of, the Company's certificate of incorporation with effect from the date of this letter.
I certify that I have attained the age of 18 years.
I am not disqualified by the bylaws and certificate of incorporation of the Company or any law from acting as a director of the Company.
I hereby agree for the following personal details to be entered into the Company's register of directors.

Full Name:	Rachel Lam

Former names/aliases:	None

Date of birth:	9/16/1967

Nationality:	USA

Place of birth:	Berkeley, CA

Country of birth:	USA

Occupation:	Venture Capitalist

Residential address:	40 W. 77th Street, Apt. 15B
New York, NY

/s/ Rachel Lam	11/5/2021
Rachel Lam	Date